Exhibit 1

Nortel Inversora S.A. Announces Consolidated Nine Month Period And
Third Quarter Results For Fiscal Year 2017

BUENOS AIRES, Argentina, Nov. 10, 2017 /PRNewswire/ — Nortel Inversora S.A. (“Nortel” or the “Company”)(NYSE: NTL) announces consolidated income of AR$ 5,675 million for the nine- month period ending September 30 of fiscal year 2017, of which AR$ 3,117 million correspond to Nortel as parent company of Telecom Argentina S.A. (“Telecom”).

The sole material activity of Nortel is holding 54.74% of the capital stock of Telecom, representing a holding of 55.60% of the voting and economic rights of Telecom as a result of Telecom’s holding of 15,221,373 shares of treasury stock. The holding of such shares of treasury stock has been extended for up to three additional years pursuant to the resolution of the Ordinary and Extraordinary Stockholders Meeting of Telecom held on April 29, 2016.

(Financial Tables below)

Nine Month Period of Fiscal Year ending December 31, 2017

(in millions of Argentine Pesos)

Consolidated Income Statement	September 2017	September 2016

Total sales and other income	47,324	38,852
Operating costs	(38,330)	(33,358)
Operating income	8,994	5,494
Financial results, net	(269)	(1,654)
Net income before income tax expenses	8,725	3,840
Income tax	(3,050)	(1,356)
Net income	5,675	2,484
Other comprehensive income, net of taxes	152	274
Total comprehensive income for the period	5,827	2,758

Consolidated Balance Sheet	September 2017	December 2016

Current assets	19,162	15,620
Non-current assets	38,912	32,354
Total assets	58,074	47,974
Current liabilities	20,524	16,524
Non-current liabilities	11,772	11,527
Total liabilities	32,296	28,051
Equity attributable to Nortel	13,964	10,797
Equity attributable to non-controlling shareholders	11,814	9,126
Total equity	25,778	19,923
Total liabilities and equity	58,074	47,974

Ratios
Liquidity (a)	0.93	0.95
Indebtedness (b)	1.25	1.41

(a) Current assets to current liabilities

(b) Total liabilities to shareholders’ equity

Relevant Matters

Call for the Ordinary General Stockholders’ Meeting of Telecom

Telecom’s Board of Directors, in a meeting held on November 2, 2017, resolved to summon for an Ordinary General Stockholders’ Meeting to be held on November 30, 2017, for the purpose of considering the delegation of powers to the Board of Directors to decided upon the partial or total withdrawn of the “Reserve for Future Cash Dividends” and the distribution of the withdrawn funds as cash dividends, in the amounts and dates determined by the Board of Directors.

Resolutions of the Company’s Common Shares Special Stockholders’ Meeting

The Common Shares Special Stockholders’ Meeting held on November 10, 2017 resolved to approve the exchange ratio offered to the common shares within the context of the merger of Nortel with and into Telecom , and the subsequent dilution of its voting rights as a result of such exchange ratio.

Resolutions of the Class B Preferred Shares Stockholders’ Meeting

The Class B Preferred Shares Stockholders’ Meeting held on November 10, 2017, resolved as follows:

a)    To approve the Merger of Nortel with and into Telecom  as surviving company;

b)    To approve the dissolution of Nortel as a result of the merger;

c)              To approve the exchanged ratio of the Class B Preferred Shares of Nortel in exchange for Class B Common shares of Telecom with voting rights as established in the Preliminary Reorganization Agreement dated March 31, 2017;

d)             To approve the waiver and removal of the provisions of Condition N° 9 , under the heading “Commitments” of the Conditions for the issuance of the Class B Preferred Shares;

e)              To approve the legal and accounting documents related to the Merger, including the Preliminary Reorganization Agreement, the special and consolidated financial statements of the merger, the Supervisory Committee’s report, the amendment of the bylaws of Telecom Argentina S.A., and the subscription of the Final Reorganization Agreement.

María de los Angeles Blanco Salgado
Officer in Charge of Market Relations

Maria Blanco Salgado
mblancosalgado@ta.telecom.com.ar
54-11-4968-3631